[Letterhead of Eversheds Sutherland (US) LLP]

August 9, 2021

Parisa Haghshenas, Branch Chief – Chief Counsel’s Office

Asaf Barouk, Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Prospect Capital Management L.P. (File No. 812-15252)

Form APP WD: Request for Withdrawal of Application

Dear Ms. Haghshenas and Mr. Barouk:

On August 5, 2021, Prospect Capital Management L.P. (the “Applicant”) filed an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting exemptions from Section 12(d)(3) of the 1940 Act and Rule 12d3-1 under the 1940 Act (the “Application”).

The Applicant hereby respectfully requests that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect thereto.

 If you have any questions, please do not hesitate to call me at (202) 383-0176. Thank you for your attention to this matter.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Holly Hunter-Ceci, Assistant Chief Counsel Russell Wininger, Esq., Prospect Administration, LLC Jake DuCharme, Esq., Eversheds Sutherland (US) LLP